SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Vera Bradley, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

92335C106

(CUSIP Number)

Jeffrey P. Bodle, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

CUSIP No. 92335C106	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION IN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,810,469 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,810,469 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,810,469 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92335C106	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Robert J. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,878 Shares
	8	SHARED VOTING POWER 8,810,469 Shares (1)
	9	SOLE DISPOSITIVE POWER 44,878 Shares
	10	SHARED DISPOSITIVE POWER 8,810,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,855,347 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Joan B. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,810,469 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,810,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,810,469 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS James B. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,810,469 Shares (1)
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,810,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,810,469 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Thomas F. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,810,469 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,810,469 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust.

CUSIP No. 92335C106	SCHEDULE 13D	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS Michael C. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 661,802 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 661,802 Shares
	10	SHARED DISPOSITIVE POWER 9,696,465 Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,358,267 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 8,810,469 shares held by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust. Includes 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust for the benefit of Mr. Ray’s spouse and children. Mr. Ray’s spouse has served as the sole trustee of the Michael Ray 2009 Grantor Retained Annuity Trust since January 19, 2013. Mr. Ray disclaims beneficial ownership of the 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust, except to the extent of his pecuniary interest therein.

CUSIP No. 92335C106	SCHEDULE 13D	Page 8 of 11 Pages

This Amendment No. 2 (“Amendment No. 2”) amends Amendment No. 1, filed with the SEC on April 16, 2014, to the statement on Schedule 13D initially filed on March 18, 2013 (together, the “Schedule 13D”) by the Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust, Robert J. Hall, Joan B. Hall and Michael C. Ray with respect to common stock, no par value (the “Common Stock”), of Vera Bradley, Inc. (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Parties in the Schedule 13D.

Item 2.	Identity and Background.

(a)	The persons filing this statement are Barbara B. Baekgaard 2009 Grantor Retained Annuity Trust (the “Trust”), Robert J. Hall, Joan B. Hall, Michael C. Ray, Thomas F. Byrne and James B. Byrne (collectively with the Trust, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is c/o Vera Bradley, Inc., 2208 Production Road, Fort Wayne, Indiana 46808.

(c)	Robert J. Hall’s principal occupation is principal of Green Gables Partners, a private investment firm that he founded in 2010. The address of Green Gables Partners is 7 Spring Mill Lane, Haverford, PA 19041. He also serves as the Chairman of the Issuer’s Board of Directors. Joan B. Hall is the spouse of Robert J. Hall. James B. Byrne’s principal occupation is principal of Hoosier Capital LLC, a private investment firm that he founded in 2012. The address of Hoosier Capital LLC is 67A Front Street, Marblehead, MA 01945. Thomas B. Byrne’s principal occupation is president of Byrne Marine, Inc., a marine sales, service and storage company. The address for Byrne Marine, Inc. is 4340 W. Orland Rd. Angola, IN 46703. Michael C. Ray’s principal occupation is as a private investor and co-founder of Sea 3 Holdings. The address of Sea 3 Holdings is 301 West Jefferson Boulevard, Suite 316, Fort Wayne, Indiana 46802.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body as a result of which proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Robert J. Hall, Joan B. Hall, Michael C. Ray, Thomas F. Byrne and James B. Byrne is a United States citizen. The Trust is governed by Indiana law.

CUSIP No. 92335C106	SCHEDULE 13D	Page 9 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Barbara B. Baekgaard (“Baekgaard”), co-founder, Chief Creative Director and a director of the Issuer, created the Trust on January 19, 2009 and served as its sole trustee until January 19, 2013. On January 19, 2009, Baekgaard contributed 8,810,469 shares of Common Stock (the “Trust Shares”) to the Trust. On January 19, 2013, Baekgaard resigned as trustee of the Trust, and Joan B. Hall and Michael C. Ray were appointed as co-trustees of the Trust. Joan B. Hall is Baekgaard’s daughter and is married to Robert J. Hall, the Chairman of the Board of Directors of the Issuer. On October 27, 2014, Michael C. Ray resigned as trustee of the Trust and James B. Byrne was appointed a co-trustee to serve with Joan B. Hall. James B. Byrne is Baekgaard’s son. When Baekgaard was serving as the sole trustee of the Trust, the Trust Shares were deemed indirectly beneficially owned by Baekgaard. Upon her resignation as the trustee, the Trust Shares are deemed indirectly beneficially owned by its current co-trustees – Joan B. Hall and James B. Byrne. In addition, Michael C. Ray is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment and voting of the Issuer’s shares held by the Trust. Thomas F. Byrne is also deemed to indirectly beneficially own the Trust Shares because of his continued influence in the investment and voting of the Issuer’s shares held by the Trust. Thomas F. Byrne is also Baekgaard’s son. Robert J. Hall is also deemed to indirectly beneficially own the Trust Shares since he is the spouse of Joan B. Hall. Each of Robert J. Hall and Michael C. Ray, who are not beneficiaries of the Trust, but whose respective spouses are beneficiaries of the trust, disclaims all pecuniary interest in the Trust Shares, except to the extent that any such pecuniary interest is allocated to either of their spouses in accordance with the Trust documents. Joan B. Hall, Thomas F. Byrne and James B. Byrne disclaim all pecuniary interest in the Trust Shares except to the extent that any such pecuniary interest is allocated to either of them in accordance with the Trust documents.

Robert J. Hall acquired 41,251 shares of Common Stock in connection with his service as a non-employee director of the Issuer.

Michael C. Ray acquired a net of 10,059 shares of Common Stock in connection with his prior service as the Chief Executive Officer of the Issuer, purchased 1,927,950 shares prior to the Issuer becoming a public company and purchased 10,000 shares of Common Stock on the public market. Of these shares, 661,802 shares are held by Michael C. Ray, 885,996 shares are held by the Michael Ray 2009 Grantor Retained Annuity Trust for the benefit of Mr. Ray’s spouse and children. Mr. Ray’s spouse has served as the sole trustee of the Michael Ray 2009 Grantor Retained Annuity Trust since January 19, 2013. Mr. Ray disclaims beneficial ownership of the 885,996 shares held by the Michael Ray 2009 Grantor Retained Annuity Trust, except to the extent of his pecuniary interest therein.

Item 5.	Interest in Securities of the Issuer.

See the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 40,308,621 outstanding shares of Common Stock of the Issuer as of December 10, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 1, 2014. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, common

CUSIP No. 92335C106	SCHEDULE 13D	Page 10 of 11 Pages

shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

In the last 60 days, Michael C. Ray has sold 42,500 shares of Common Stock pursuant to a written plan dated March 24, 2014, as specified in Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. Michael C. Ray separately sold 90,696 shares of Common Stock between December 15, 2014, and December 18, 2014. Otherwise, there have been no reportable transactions with respect to the shares of Common Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015

BARBARA B. BAEKGAARD 2009 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Joan B. Hall
Joan B. Hall Trustee

By:	/s/ James B. Byrne
James B. Byrne Trustee

ROBERT J. HALL

/s/ Robert J. Hall
Robert J. Hall

JOAN B. HALL

/s/ Joan B. Hall
Joan B. Hall

MICHAEL C. RAY

/s/ Michael C. Ray
Michael C. Ray

JAMES B. BYRNE

/s/ James B. Byrne
James B. Byrne

THOMAS F. BYRNE

/s/ Thomas F. Byrne
Thomas F. Byrne